UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	Exact name of registrants as specified in their charters, State of Organization, address of principal executive offices and registrants' telephone number

33-87902	ESI TRACTEBEL FUNDING CORP. (a Delaware corporation)
33-87902-02	NORTHEAST ENERGY ASSOCIATES, A LIMITED PARTNERSHIP (a Massachusetts limited partnership)
33-87902-01	NORTH JERSEY ENERGY ASSOCIATES, A LIMITED PARTNERSHIP (a New Jersey limited partnership)
333-52397-01	NORTHEAST ENERGY, LP (a Delaware limited partnership) c/o FPL Energy, LLC 700 Universe Boulevard Juno Beach, Florida 33408 (561) 691-7171
9.32% Senior Secured Bonds due 2007, Series A 9.77% Senior Secured Bonds due 2010, Series A (Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	|_| |_| |_| |_|	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	|x| |_| |_| |_| |_|

Approximate number of holders of record as of the certification or notice date:	4/7/05

Class of Securities	No. of holders of record
9.32% Senior Secured Bonds due 2007, Series A	9
9.77% Senior Secured Bonds due 2010, Series A	7

Pursuant to the requirements of the Securities Exchange Act of 1934, ESI Tractebel Funding Corp., Northeast Energy Associates, a Limited Partnership, North Jersey Energy Associates, a Limited Partnership, and Northeast Energy, LP ("Registrants"), each has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 22, 2005	By:	MARK R. SORENSEN

Name:  Mark R. Sorensen
Title:   Vice President and Treasurer of ESI
        Northeast Energy GP, Inc.
        Treasurer of ESI Tractebel Funding Corp.
        (Principal Financial and Principal
        Accounting Officer of the Registrants)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.